AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 14, 2001
                                                  Registration No. 333-65867
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               AMENDMENT NO. 1 TO
                                    FORM S-3
                             REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933
                                  ------------
                         PRECISE SOFTWARE SOLUTIONS LTD.
             (Exact name of registrant as specified in its charter)

            ISRAEL                                          NOT APPLICABLE
(State or other jurisdiction of                            (I.R.S. employer
 incorporation or organization)                          identification number)
                     ---------------------------------------

                                1 HASHIKMA STREET
                                   P.O. BOX 88
                              SAVYON 56518, ISRAEL
                                 972 (3) 6352566
          (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                     ---------------------------------------

                        PRECISE SOFTWARE SOLUTIONS, INC.
                          ATTN: CHIEF EXECUTIVE OFFICER
                                690 CANTON STREET
                          WESTWOOD, MASSACHUSETTS 02090
                                 (781) 461-0700
            (Name, address, including zip code and telephone number,
                    including area code of agent for service)
                    ----------------------------------------

                                   COPIES TO:
   Anthony H. Rickert, Esquire                      Dr. Eddo Dinstein, Adv.
Piper Marbury Rudnick & Wolfe LLP              Volovelsky, Dinstein, Sneh & Co.
    1200 Nineteenth Street, NW                  Nolton House, 14 Shenkar Street
   Washington, D.C. 20036-2412                      Herzliya Pituach 46725
          (202) 223-2085                                    Israel
                                                        972 (9) 9589696

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.
   If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. |_|
   If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act") check the following box. |X|
   If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|___________
   If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_| ___________
   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. |_|


                                               CALCULATION OF REGISTRATION FEE
=============================================================================================================================
                                                                         PROPOSED            PROPOSED
     TITLE OF EACH CLASS OF SECURITIES               AMOUNT          MAXIMUM OFFERING    MAXIMUM AGGREGATE       AMOUNT OF
             TO BE REGISTERED                  TO BE REGISTERED(1)  PRICE PER SHARE (2)  OFFERING PRICE (2)  REGISTRATION FEE
---------------------------------------------  -------------------  -------------------  ------------------  ----------------
Ordinary Shares, par value NIS 0.03 per share    853,799 Shares           $20.21              $17,255,278           $384(3)
=============================================================================================================================

(1) Includes 128,564 ordinary shares issuable upon exercise of certain warrants and options.
(2) Estimated solely for purposes of determining registration fee pursuant to Rule 457(c).
(3) A registration fee in the amount of $3,930 was previously paid in connection with this registration statement.


    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
================================================================================

       [TO BE INSERTED VERTICALLY ON LEFT MARGIN OF COVER OF PROSPECTUS]

The information in this prospectus is not complete and may be changed. The selling shareholders may not sell these securities until the registration statement filed with the SEC is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer of sale is not permitted.

                  SUBJECT TO COMPLETION, DATED AUGUST 14, 2001





                                 853,799 Shares


                         PRECISE SOFTWARE SOLUTIONS LTD.

                                 Ordinary Shares

                                -----------------



     This prospectus relates to the offering from time to time of up to an aggregate of 853,799 shares by selling shareholders, including 128,564 shares issuable upon exercise of certain warrants and options.

     Our ordinary shares are listed on The Nasdaq National Market under the symbol "PRSE." The last reported bid price of our ordinary shares on the Nasdaq National Market on August 10, 2001 was $19.45 per share.



     INVESTING IN OUR ORDINARY SHARES INVOLVES RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 2.


     NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.














                    The date of this prospectus is    , 2001

                                TABLE OF CONTENTS




                                                                        PAGE
                                                                        ----
     PRECISE SOFTWARE SOLUTIONS LTD....................................   1

     RISK FACTORS......................................................   2
     USE OF PROCEEDS...................................................  14
     SELLING SHAREHOLDERS..............................................  15
     PLAN OF DISTRIBUTION..............................................  17
     LEGAL MATTERS.....................................................  18
     EXPERTS...........................................................  18
     WHERE YOU CAN FIND MORE INFORMATION...............................  19
     INCORPORATION BY REFERENCE........................................  19

                         PRECISE SOFTWARE SOLUTIONS LTD.

     Precise Software Solutions Ltd. is a provider of software that assists organizations in monitoring and optimizing the performance of their Information Technology infrastructure. This IT infrastructure consists of networks, operating systems, servers, applications, databases and storage devices that help manage traditional and electronic business activities. Our software allows an organization to continuously monitor its infrastructure performance and be alerted when performance parameters exceed user-established thresholds. When our software detects a performance problem, it also provides technology support personnel with a thorough set of diagnostic data that pinpoints the specific cause of performance degradation and offers suggested alternatives to alleviate the problem. Our software serves businesses that rely on traditional enterprise applications to cut costs and improve efficiencies, as well as those that have implemented e-business applications to generate revenues. Whether seeking to cut costs or increase revenues, businesses have become increasingly reliant on the proper functioning of their Information Technology infrastructure and our software assists them in achieving this goal.

     We were incorporated in 1990. Our U.S. subsidiary is located at 690 Canton Street, Westwood, Massachusetts 02090, and our telephone number is (781) 461-0700. Our Israeli office is located at 1 Hashikma Street, Savyon, Israel 56518, and our telephone number is 972 (3) 635-2566. Our Web site is located at www.precise.com. The information contained on our Web site does not constitute part of this registration statement. The terms "Precise," "we," "us" and "our" as used in this registration statement refer to Precise Software Solutions Ltd. and its subsidiaries as a combined entity, except where it is made clear that such term means only the parent company.

                                  RISK FACTORS

     INVESTING IN OUR ORDINARY SHARES INVOLVES RISK. YOU SHOULD CONSIDER CAREFULLY EACH OF THE FOLLOWING RISKS AND ALL OF THE OTHER INFORMATION IN THIS PROSPECTUS AND THE DOCUMENTS WE INCORPORATE BY REFERENCE BEFORE INVESTING IN OUR ORDINARY SHARES. IF ANY OF THE FOLLOWING RISKS AND UNCERTAINTIES DEVELOP INTO ACTUAL EVENTS, OUR BUSINESS, FINANCIAL CONDITION OR RESULTS OF OPERATIONS COULD BE ADVERSELY AFFECTED.

RISKS RELATED TO OUR BUSINESS

BECAUSE OF THE SIGNIFICANT PURCHASE PRICE OF OUR SOFTWARE PRODUCTS AND THE CORRESPONDING CARE THAT OUR POTENTIAL CUSTOMERS EXERCISE IN MAKING A PURCHASE DECISION, WE EXPECT THAT OUR QUARTERLY OPERATING RESULTS WILL CONTINUE TO FLUCTUATE AND THIS COULD CAUSE THE TRADING PRICE OF OUR SHARES TO FLUCTUATE OR DECLINE.

     Like many software and technology related companies, our quarterly operating results have varied significantly in the past. Because of the significant purchase price of our software products, our customers exercise care in making a purchase decision. We believe that this caution, in combination with the other factors listed below, exposes us to larger variability in quarterly operating results relative to other software or technology companies. Since our operating results are likely to vary significantly in the future, we believe that period-to-period comparisons of our operating results are not meaningful and you should not rely upon our results in any one quarter as an indicator of our future performance. If our quarterly revenues and operating results fail to meet or exceed the expectations of securities analysts or investors, the market price of our ordinary shares could fall substantially. Our operating results vary depending on a number of factors, many of which are outside our control, including:

     o varying budgeting cycles and available funds of our customers and potential customers;
     o  the length and variability of our sales cycle;
     o varying size, timing and contractual terms of enterprise-wide orders for our software;
     o changes in demand for Oracle databases, with which our software operates, and related enterprise application software;
     o  acceptance of new products in the marketplace;
     o seasonality in our revenues, which have been lower historically in the first and third quarters;
     o changes in gross margins resulting from the mix of U.S. vs. international sales or license sales vs. services;
     o software defects and other product quality problems that may not become known until customer trials or after installation;
     o changes in gross margins depending on whether our software is sold directly or through indirect sales channels; and
     o  the revenue performance of third party sales channels.

In addition, a significant portion of our software license revenues in any quarter is often derived from orders booked and shipped in the last weeks or days of that quarter. A delay in an order, even from just one customer, could negatively impact our quarterly revenues and operating results.

     A substantial portion of our expenses, including most software development and sales and marketing expenses, must be incurred in advance of generating revenues. In addition, our operating expenses are largely based on anticipated organizational growth and revenue trends and a high percentage of our expenses are, and will continue to be, fixed. As a result, if our projected revenues do not meet our expectations, for the reasons above or for any other reasons, then we will still incur these fixed expenses and are likely to experience an even larger shortfall in our quarterly operating results relative to expectations.

WE HAVE A HISTORY OF LOSSES, AND WE ANTICIPATE OUR EXPENSES WILL INCREASE IN THE FORESEEABLE FUTURE AS A RESULT OF PLANNED EXPANSION OF OUR SALES AND MARKETING CHANNELS AND RESEARCH AND DEVELOPMENT ACTIVITIES, WHICH COULD DELAY US FROM ATTAINING PROFITABILITY.


     We incurred net losses of approximately $4.0 million for the year ended December 31, 1998, $2.6 million for the year ended December 31, 1999 and $9.9 million for the year ended December 31, 2000 and had net income of $210,000 for the six months ended June 30, 2001. As of June 30, 2001, we had an accumulated deficit of approximately $26.1 million. We cannot predict the extent of our future losses and when, or if, we may become profitable on a sustained basis. We anticipate that our expenses may increase substantially in the foreseeable future as we seek to expand our distribution channels, to increase our sales and marketing activities, and to continue to develop our technology and introduce new software. These efforts may prove more costly than we currently anticipate and we may not succeed in increasing our revenues sufficiently to offset these higher expenses. If we fail to increase our revenues at a greater rate than our expenses, we will not be able to maintain profitability.


OUR INABILITY TO DEDICATE APPROPRIATE FINANCIAL AND MANAGERIAL RESOURCES COULD IMPAIR OUR ABILITY TO GROW OUR REVENUES AT THE SAME RATE IN THE FUTURE AS THEY HAVE IN THE PAST AND, FOR THE SAME REASON, THEY COULD DECLINE.


     Although our revenues have grown at substantial rates in recent years, we do not expect our revenues to grow as rapidly in the future, and our revenues could decline. Our total revenues have grown from $6.2 million for the year ended December 31, 1998 to $11.6 million for the year ended December 31, 1999 and $27.5 million for the year ended December 31, 2000. Our total revenues for the six months ended June 30, 2001 were $12.7 million. As our business develops and the market for our software products matures, it is unlikely that our revenues will continue to grow at the same rapid pace. We may not be able to dedicate the significant managerial time and effort required to develop additional strategic relationships, and we may not be able to hire sufficient numbers of sales personnel to expand our sales channels and increase penetration of our existing markets. In addition, we may not have the financial liquidity required to develop and introduce, on a timely basis, new products that achieve broad market acceptance.


OUR FAILURE TO DEDICATE APPROPRIATE RESOURCES TO OUR BUSINESS COULD STRAIN OUR EXISTING SYSTEMS OR MANAGEMENT CAPABILITIES, LIMIT OUR GROWTH AND HARM OUR BUSINESS AND FINANCIAL PERFORMANCE.

     We currently have employees based in Israel, the United Kingdom, France, Benelux, Germany, Australia, and throughout the United States. We increased our employee base significantly during 2000 and 2001. In particular, we have increased, and expect to continue to increase, the size of our sales force through the integration of the operations of Knight Fisk Software Ltd., which we acquired in February 2000, Savant Corporation, which we acquired in December 2000, and JC2 Informatique, the workforce and assets of which we acquired in December 2000. Furthermore, we have recently established subsidiaries and joint ventures in Europe and Australia and expect to continue to establish additional distribution channels through third-party relationships. Our growth, coupled with rapid changes in our market, has placed, and is likely to continue to place, significant strains on our administrative, operational and financial resources and places significant demands on our internal systems, procedures and controls. In order to manage growth effectively, we must implement and improve our operational systems and controls. The failure to invest in and establish systems with sufficient capacity to handle expanded operations or failure to dedicate appropriate managerial resources could restrain our potential future growth and may harm the efficiency of our operations. Furthermore, if we fail to manage our growth effectively, the quality of our products and services and our operating results could be seriously harmed.

WE WILL NEED TO RECRUIT AND RETAIN ADDITIONAL QUALIFIED PERSONNEL TO SUCCESSFULLY GROW OUR BUSINESS.

     Our future success will depend in large part on our ability to attract and retain experienced sales, marketing, research and development, customer support and management personnel. If we do not attract and retain such personnel, we may not be able to expand our sales coverage or develop and introduce new or enhanced products on the scale and schedule that we intend. Competition for qualified personnel in the computer software industry is intense, especially for technical personnel. We have experienced difficulty in the past recruiting qualified personnel, especially technical and sales personnel. Moreover, we intend to expand the scope of our international operations and these plans will require us to hire experienced management, service, marketing, sales and customer support personnel abroad. We expect competition for qualified personnel to remain intense and we may not succeed in attracting or retaining these personnel. In addition, new employees generally require substantial training in the use of our products, which in turn requires significant resources and management attention. There is a risk that even if we invest significant resources in attempting to attract, train and retain qualified personnel, we will not be successful in our efforts. Our costs of doing business would increase without the expected increase in revenues. Our inability to recruit, hire, train and retain qualified employees could cause our business to suffer.

ANY ACQUISITIONS OR ATTEMPTED ACQUISITIONS WILL DIVERT MANAGEMENT ATTENTION AND FINANCIAL RESOURCES AND MAY HARM OUR RESULTS OF OPERATIONS AND FINANCIAL CONDITION.

     As part of our growth strategy, we intend to consider acquiring complementary technologies, products and businesses. Attempted acquisitions may divert management, operational and financial resources from the conduct of our core business. As a result, if we pursue this growth strategy, the efforts of management will be diverted from their other operational responsibilities, and we may not complete any attempted acquisition. If we use capital stock, our existing shareholders may experience dilution. If we use cash or debt financing, our financial liquidity will be reduced, the holders of our debt would have claims on our assets ahead of holders of our ordinary shares and our business operations may be restricted by the terms of any debt, including restrictions on our ability to pay dividends on our ordinary shares. In addition, an acquisition may involve nonrecurring charges or amortization of significant amounts of goodwill and other intangible assets, which would adversely affect our ability to achieve and maintain profitability. In February 2000, we acquired all of the capital stock of Knight Fisk Software Ltd., our U.K. distributor. As part of this transaction, which was accounted under the purchase method, approximately $0.7 million of goodwill was recorded as an asset on our balance sheet and will be amortized over the next ten years. In December 2000, we acquired Savant Corporation in a transaction accounted under the purchase method. We paid the stockholders of Savant cash and ordinary shares and reserved additional shares for options and warrants. If certain performance targets are met, we would be obligated to issue additional ordinary shares to the Savant stockholders. As part of this transaction, we recorded goodwill and other intangibles of approximately $15.1 million on our balance sheet and a one-time charge to our statement of operations of approximately $2.2 million for acquired research and development. The goodwill and other intangibles will be amortized over a five to seven year period.

FUTURE ACQUISITIONS MAY NOT PRODUCE THE REVENUES, EARNINGS OR BUSINESS SYNERGIES THAT WE ANTICIPATED AND MAY CAUSE OUR REVENUES TO DECLINE.

     The acquisition of Savant and any other future acquisitions may not produce the revenues, earnings or business synergies that we anticipated, and acquired businesses or technologies may not perform as expected for a variety of reasons, including:

     o difficulties in the integration of the operations, technologies, products and personnel of the acquired company;
     o risks of entering markets in which we have no or limited prior experience;
     o  potential loss of key employees of the acquired entity; and
     o expenses of any undisclosed or potential legal liabilities of the acquired company.

     In addition, management's attention and resources may be diverted during any attempted integration. Any one or a combination of these factors may cause our revenues or earnings to decline.

WE DEPEND UPON KEY PERSONNEL, THE LOSS OF WHOM WOULD HARM OUR OPERATIONS.

     Our success depends, to a significant extent, upon the continued performance and services of our executive officers and other key sales, marketing, engineering and support personnel. The loss of the services of any of our executive officers or key personnel, including Shimon Alon, our Chief Executive Officer, and Itzhak "Aki" Ratner, our President, would be disruptive to our operations. It would be difficult and time consuming to replace them. We do not maintain key person life insurance policies on any of our officers. Any of these individuals may voluntarily terminate his employment with Precise. Our inability to retain these employees could harm the growth and success of our business.

WE COMPETE WITH ORACLE, A COMPANY WITH LONG-STANDING RELATIONSHIPS WITH OUR CUSTOMERS; EFFORTS BY ORACLE TO IMPROVE THEIR COMPETITIVE POSITION COULD REDUCE OUR REVENUES OR GROSS MARGINS.

     We face both current and potential competition from Oracle. Our Precise/SQL software presently competes with a product sold by Oracle in the market for Information Technology infrastructure performance management software. As part of its competitive strategy, Oracle could attempt to increase its presence in this market by focusing its efforts on selling its own performance management software to our present and potential customers. In addition, Oracle could bundle its own performance management software, or performance management software offered by a third party, with its database software, which could discourage potential customers from purchasing our software. Even if the performance management software sold by Oracle or bundled with Oracle's database software was more limited in functionality than our software, a significant number of customers or potential customers might elect to accept more limited functionality instead of purchasing additional software from us. Although to date we have not experienced pressure to reduce prices or margins as a result of Oracle bundling performance management software with their database software, this bundling practice could lead to future price reductions for our software, reducing our gross margins. Oracle has a longer operating history, a larger installed base of customers and substantially greater financial, distribution, marketing and technical resources than we do. If any of those events occurred, our ability to compete effectively could be impaired, and we would lose market share.

OUR RELATIONSHIP WITH ORACLE IS IMPORTANT TO OUR SOFTWARE DEVELOPMENT EFFORTS AND ANY DETERIORATION IN THIS RELATIONSHIP COULD IMPAIR OUR ABILITY TO DEVELOP OUR SOFTWARE RELATED TO ORACLE PRODUCTS.

     We rely on our participation in Oracle's testing and feedback programs to develop our technology and enhance the features and functionality of our software on a timely basis to coincide with the release of new software or software enhancements from Oracle. Any deterioration of our relationship with Oracle could delay development or introduction of our new or enhanced software. This would adversely affect our competitive position. We do not have any agreements to ensure that our existing relationship with Oracle will continue. Traditionally, Oracle has not prohibited companies who develop software that supports Oracle products from participating in these programs. However, if Oracle were to prohibit us from participating in these programs in the future for competitive or other reasons, our inability to respond to any changes in Oracle products could result in shipment delays or lost revenues.

IF THE MARKETS FOR ORACLE DATABASES AND RELATED APPLICATIONS SOFTWARE DO NOT CONTINUE TO EXPAND, OUR ABILITY TO GROW OUR BUSINESS MAY BE ADVERSELY AFFECTED.

     To date, most of the Precise software has been designed to support Oracle-based Information Technology infrastructures, although we have introduced new products and expect to continue to develop new products which are designed for databases marketed by other software providers, or are not dependent on databases. If the market for Oracle databases and related applications software declines or expands more slowly than we currently anticipate, our ability to grow our business, sell our software and achieve and maintain profitability may be impaired. Although the market for Oracle databases and related applications has grown rapidly, this growth may not continue at the same rate, or at all.

THE PERFORMANCE MANAGEMENT SOFTWARE MARKET IS EXPECTED TO RAPIDLY EVOLVE, AND IF WE ARE NOT ABLE TO ACCURATELY PREDICT AND RESPOND TO MARKET DEVELOPMENTS OR CUSTOMER NEEDS, OUR COMPETITIVE POSITION WILL BE IMPAIRED.

     The market for Information Technology infrastructure performance management software is relatively new and is expected to evolve rapidly. However, estimates of our market's expected growth are inherently uncertain and are subject to many risks and assumptions. Moreover, many of our customers operate in markets characterized by rapidly changing technologies and business plans. These customers look to our software products to monitor performance in this environment. Rapid changes in the needs of these customers and changing technologies make it difficult for us to predict their demands. We are particularly susceptible to those changes since our software is used in a wide array of operating environments, which are constantly evolving. As a result, we may not be able to develop, on a timely basis or at all, software that meets our customers' needs or desires. In addition, various sectors of our market are served by competitors who may respond more effectively to market developments and customer needs. We cannot assure you that the market for our software will grow or that we will be able to respond to changes in the market, evolving customer needs or our competition. If the market for our software does not develop as we expect or if we fail to respond to market and competitive developments, our business prospects and competitive position will be impaired.

THE FAILURE OF OUR NEW SOFTWARE TO ACHIEVE MARKET ACCEPTANCE OR DELAYS IN OUR CURRENT OR FUTURE SOFTWARE DEVELOPMENT EFFORTS COULD ERODE OUR COMPETITIVE POSITION.

     The failure to successfully develop, enhance or modify our software, or the failure to do so on a timely basis, could limit our revenue growth and competitive position. We recently expanded our product line to allow the monitoring of an organization's Information Technology infrastructure performance and continuing to develop new releases of our core products that incorporate additional features. We may need to rapidly develop and introduce additional software and enhancements to our existing software to satisfy our current customers and maintain our competitive position in the marketplace. We may also need to modify our software so that it can operate with new or enhanced software introduced by other software vendors. The failure to introduce new, enhanced or modified software on a timely basis could prevent our software from achieving market acceptance. We have in the past, and may in the future, experience delays in the timing of new software introductions. To support our software development, enhancement or modification, we may find it necessary to license or acquire new technologies, which may not be available to us on acceptable terms, if at all.

OUR FAILURE TO ESTABLISH AND EFFECTIVELY MANAGE INDIRECT DISTRIBUTION CHANNELS COULD CAUSE OUR REVENUES TO DECLINE.

     Our ability to sell our software in new markets and to increase our share of existing markets will be impaired if we fail to expand significantly our indirect distribution channels. Our sales strategy involves the establishment of multiple distribution channels domestically and internationally through value-added resellers, systems integrators and original equipment manufacturers. We have entered into agreements with EMC to bundle a version of our software with their products, and with Amdocs to sell our software along with their product. Although these relationships have been successful to date, we cannot predict the extent to which these companies will continue to be successful in marketing or selling our software. These agreements could be terminated on short notice and they do not prevent either EMC or Amdocs from selling the software of other companies, including our competitors. EMC, Amdocs or any new OEM or reseller could give higher priority to other companies' software or to their own software than they give to ours.

OUR INABILITY TO DEVELOP AND EXPAND OUR DIRECT SALES FORCE WOULD LIMIT OUR REVENUE GROWTH.

     If we do not expand and retain our direct sales force, revenue growth could be seriously harmed. Competition for qualified sales personnel is intense and we may not be able to hire and retain as many qualified individuals as we may require in the future. To the extent we hire personnel from competitors, we may be subject to allegations that they have been improperly solicited or divulged proprietary or other confidential information. In addition, sale of our software requires sales personnel, experienced in our market, who target and gain access to the senior management of our prospective customers. Newly hired sales personnel require extensive training and may take six months or longer to achieve full productivity. This training period, along with the difficulty in attracting and retaining qualified individuals, makes it difficult to grow the size of our sales force rapidly and utilize them effectively.

A DECLINE IN THE PRICE OF OR DEMAND FOR OUR PRECISE/SQL SOFTWARE, WHICH ACCOUNTS FOR A SUBSTANTIAL PORTION OF OUR SOFTWARE LICENSE REVENUES, WOULD CAUSE A SIGNIFICANT DECLINE IN OUR REVENUES.

     Our success depends on continued market acceptance of our Precise/SQL software. Revenues from licensing Precise/SQL accounted for approximately 86% of our total revenues for the year ended

December 31, 1999, 72.5% of our total revenues for the year ended December 31, 2000, and 62.7% of our total revenues for the six months ended June 30, 2001. We expect software license revenues from Precise/SQL to continue to account for a substantial portion of our future revenues. If Precise/SQL does not continue to achieve market acceptance, or if our competitors release new products that have more advanced features, offer better performance or are more price competitive than Precise/SQL, our revenues may not grow and may even decline.


IF EXISTING CUSTOMERS DO NOT MAKE SUBSEQUENT PURCHASES FROM US OR IF OUR RELATIONSHIPS WITH OUR LARGEST CUSTOMERS ARE IMPAIRED, OUR REVENUE GROWTH COULD DECLINE.

     Our revenue growth could decline if our current customers do not purchase additional licenses from us. Most of our current customers initially license only a single software product from us or license a software product for a limited use. In addition, as we deploy new versions of our existing software or introduce new software, our current customers may not require the functionality of this new software and may not license it.

     We also depend on our installed customer base for future service revenue from maintenance renewal fees. The terms of our standard license arrangements provide for a one-time license fee and a prepayment of one year of software maintenance. Our maintenance agreements are renewable annually at the option of our customers but there are no obligations to renew. If customers choose not to continue their maintenance service, our revenues may decline.

     In addition, a substantial percentage of our revenues is derived from two of our current customers, Amdocs and EMC. If our sales from either of these customers were impaired, our revenue growth could decline.

DEFECTS IN OUR SOFTWARE WOULD HARM OUR BUSINESS AND DIVERT RESOURCES.

     Because our software is complex, it may contain errors that can be detected at any point in its life cycle. Any errors or defects in our software could result in:

     o  delayed or lost revenue;
     o  failure to attract new customers or achieve market acceptance;
     o  claims against us;
     o  diversion of development resources;
     o  increased service, warranty and insurance costs; and
     o  negative publicity resulting in damage to our reputation.

     While we continually test our software for errors and work with customers to identify and correct them, errors in our software may be found in the future. Testing for errors is complicated because it is difficult to simulate the breadth of operating systems, user applications and computing environments that our customers use and because our software is becoming increasingly complex itself. The costs we may incur in addressing software errors could be substantial.

WE MAY BE SUBJECT TO PRODUCT LIABILITY CLAIMS THAT COULD RESULT IN SIGNIFICANT COSTS TO US.

     Because our customers rely on our software to monitor and improve the performance of their critical software applications, they are sensitive to potential disruptions that may be caused by the use of, or any defects in, our software. As a result, we may be subject to claims for damages related to software errors in the future. Liability claims could require us to spend significant time and money in litigation or to pay significant damages. Regardless of whether we prevail, diversion of key employees' time and attention from the business, incurrence of substantial expenses and potential damage to our reputation might result. Our license agreements with our customers typically contain provisions designed to limit our exposure to potential product liability claims. Limitation of liability provisions like those in our license agreements, however, may not be effective under the laws of some jurisdictions. In addition, although we maintain general liability insurance, we cannot assure you that this coverage will be available in amounts sufficient to cover one or more large claims, or that the insurer will not disclaim coverage as to any future claim

OUR FAILURE TO ADEQUATELY PROTECT OUR INTELLECTUAL PROPERTY COULD HARM OUR COMPETITIVE MARKET POSITION.

     Our success and ability to compete are substantially dependent upon our internally developed technology, consisting primarily of computer programs and instructions stored on digital media that can be easily reproduced. If we are unable to protect that technology, our market position will be harmed. Other than our trademarks, most of our intellectual property consists of proprietary or confidential information that is not subject to patent or similar protection. Unauthorized third parties may attempt to copy or otherwise obtain and use the technology protected by those rights. Furthermore, policing unauthorized use of our software is difficult and costly, particularly in countries where the laws may not protect our proprietary rights as fully as in the U.S. If competitors or potential customers are able to use our technology, our ability to compete effectively would be harmed.

     We have placed, and in the future may place, source code for our software in escrow. The source code may, under certain circumstances, be made available to certain of our customers. This may increase the likelihood of misappropriation or other misuse of our software.

CLAIMS THAT OUR SOFTWARE INFRINGES THE PROPRIETARY RIGHTS OF OTHERS COULD HARM OUR BUSINESS AND CAUSE US TO INCUR SIGNIFICANT COSTS.

     Software products are increasingly subject to third-party infringement claims as the functionality of products in different industry segments overlaps. As a result, third parties may claim that our software infringes on their proprietary rights. The application of patent law to the software industry is particularly uncertain as the U.S. Patent and Trademark Office has only recently begun to issue software patents in large numbers. Any potential intellectual property claims against us, with or without merit, could:

     o  be expensive and time consuming to defend;
     o cause us to cease making, licensing or using software that incorporates the challenged intellectual property;
     o  cause software shipment and installation delays;
     o  require us to redesign our software, if feasible;
     o  divert management's attention and resources; or

     o require us to enter into royalty or licensing agreements in order to obtain the right to use a necessary product or component.

     Royalty or licensing agreements, if required, may not be available on acceptable terms, if at all. A successful claim of software infringement against us and our failure or inability to license the infringed or similar technology could prevent us from distributing our software or cause us to incur great expense and delay in developing non-infringing software.

WE RELY ON SOFTWARE LICENSES FROM THIRD PARTIES, THE LOSS OF WHICH COULD INCREASE OUR COSTS AND DELAY SOFTWARE SHIPMENTS.

     We integrate various third-party software products as components of our software. Our business would be disrupted if this software, or functional equivalents of this software, were either no longer available to us or no longer offered to us on commercially reasonable terms. In either case, we would be required to either redesign our software to function with alternate third-party software or develop these components ourselves, which would result in increased costs and could result in delays in our software shipments. Furthermore, we might be forced to limit the features available in our current or future software offerings.

WE ARE SUBJECT TO RISKS OF OPERATING WORLDWIDE THAT COULD IMPAIR OUR ABILITY TO GROW OUR REVENUES ABROAD.


     We market and sell our software in North America, South America, Europe and Asia and we plan to establish additional facilities in these and other parts of the world. Therefore, we are subject to risks associated with having worldwide operations. Sales to customers located outside of North America accounted for approximately 23% of our total revenues in the year ended December 31, 1998, approximately 30% of our total revenues in the year ended December 31, 1999, approximately 28.9% of our total revenues in the year ended December 31, 2000 and approximately 59.0% of our total revenues in the six months ended June 30, 2001. In addition, our principal research and development facilities and operations are located in Israel. The expansion of our existing operations and entry into additional worldwide markets will require significant management attention and financial resources. We are also subject to a number of risks customary for worldwide operations, including:


     o  economic or political instability in worldwide markets;
     o greater difficulty in accounts receivable collection and longer collection periods;
     o  unexpected changes in regulatory requirements;
     o  difficulties and costs of staffing and managing foreign operations;
     o  import and export controls;
     o the uncertainty of protection for intellectual property rights in some countries;
     o  multiple and possibly overlapping tax structures; and
     o  foreign currency exchange rate fluctuations.

     To date, a substantial portion of our sales have been denominated in U.S. dollars, and we have not used risk management techniques or "hedged" the risks associated with fluctuations in foreign currency exchange rates. In the future, if we do not engage in hedging transactions, our results of operations will be subject to losses from fluctuations in foreign currency exchange rates.

OUR SHARE PRICE HAS BEEN VOLATILE AND COULD DROP UNEXPECTEDLY.

     The price at which our ordinary shares trade has been and is likely to continue to be volatile. The stock market from time to time experiences significant price and volume fluctuations that affect the market prices of securities, particularly securities of technology and computer software companies. As a result, investors may experience a significant decline in the market price of our ordinary shares, regardless of our operating performance. Price declines in our stock could result from many factors outside of our control, including:

     o announcements by our competitors of financial results, acquisitions, new products or technological innovations;
     o  disputes concerning patents or other proprietary rights;
     o  conditions in Israel; and
     o  general market conditions.

     In the past, following periods of volatility in the market price of a particular company's securities, securities class action litigation has often been brought against that company. We may become involved in this type of litigation in the future. Litigation of this type, regardless of its merit, is often extremely expensive and diverts management's attention and resources.

RISKS RELATED TO OUR OPERATIONS IN ISRAEL

POTENTIAL POLITICAL, ECONOMIC AND MILITARY INSTABILITY IN ISRAEL MAY HARM OUR RESULTS OF OPERATIONS.

     Our principal research and development facilities are located in Israel and a small portion of our sales are currently being made to customers in Israel. Accordingly, political, economic and military conditions in Israel may directly affect our business. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors as well as many incidents of civil unrest. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could adversely affect our operations. Despite the efforts towards peace between Israel and its Arab neighbors and the Palestinians, there can be no assurance that ongoing or revived hostilities or other factors related to Israel will not harm our business. Furthermore, several countries still restrict business with Israel and Israeli companies. These restrictive laws and policies may seriously limit our ability to operate in Israel or sell our software in these countries and would harm our results of operations.

OUR OPERATIONS MAY BE NEGATIVELY AFFECTED BY THE OBLIGATIONS OF OUR PERSONNEL TO PERFORM MILITARY SERVICE.

     Many of our employees in Israel are obligated to perform military reserve duty. In addition, in the event of a war, military or other conflict, individuals could be required to serve in the military for extended periods of time. Our operations could be disrupted by the absence for a significant period of time of one or more of our key employees or a significant number of our other employees due to military service. Any such disruption in our operations could harm our operations.

BECAUSE MOST OF OUR REVENUES ARE GENERATED IN NON-ISRAELI CURRENCIES, BUT A PORTION OF OUR EXPENSES ARE INCURRED IN NEW ISRAELI SHEKELS, INFLATION AND CURRENCY FLUCTUATIONS COULD SERIOUSLY HARM OUR RESULTS OF OPERATIONS.

     We generate most of our revenues in U.S. dollars but a portion of our costs associated with our Israeli operations are in New Israeli Shekels, or NIS. We also pay some of our international-based sales and support staff in local currencies, such as the British pound sterling. As a result, we are exposed to risks to the extent that the rate of inflation in Israel or in the U.K. exceeds the rate of devaluation of the NIS or the British pound sterling in relation to the U.S. dollar or if the timing of such devaluations lag behind inflation in Israel or in the U.K. In that event, the cost of our operations in Israel and the U.K. measured in terms of U.S. dollars will increase and our U.S. dollar-measured results of operations will suffer. Historically, Israel has experienced periods of high inflation. Our results of operations also could be harmed if we are unable to guard against currency fluctuations in Israel, the U.K. or other countries in which we may employ sales or support staff in the future.

YOU MAY HAVE DIFFICULTIES IN ENFORCING A U.S. JUDGMENT AGAINST US, OUR EXECUTIVE OFFICERS AND DIRECTORS OR IN ASSERTING U.S. SECURITIES LAWS CLAIMS IN ISRAEL.

     Because a significant portion of our assets and the assets of our directors and executive officers are located outside the United States, a judgment obtained in the United States against us or any of them may not be collectible in the United States and may not be enforced by an Israeli court. Further, if a foreign judgment is enforced by an Israeli court, it will be payable in Israeli currency.

WE INTEND TO RELY UPON TAX BENEFITS FROM THE STATE OF ISRAEL IF AND WHEN WE BECOME PROFITABLE, BUT THOSE TAX BENEFITS MAY NOT BE AVAILABLE TO US AT THAT TIME.

     We are eligible for certain tax benefits for the first several years in which we generate taxable income pursuant to Israel's Law for the Encouragement of Capital Investments, 1959. Although, we have not historically generated taxable income for purposes of this law, we may utilize these tax benefits beginning in 2001. Our financial condition could suffer if these tax benefits were subsequently reduced or not available to us.

     In May 2000, the Government of Israel approved in principle a tax reform proposal that would reduce or eliminate some of these benefits in the future. Legislation will be required to implement these changes, and the enactment of that legislation is uncertain. The termination or reduction of these tax benefits and programs could harm our business, financial condition and results of operations.

     In order to receive tax benefits, we must comply with two material conditions. We must have a certain amount of investments in fixed assets and must finance a portion of these investments with proceeds of equity capital raised by Precise. We believe we have complied with these conditions, but we have not received confirmation from the Investment Center with respect to our compliance. If we fail to comply in whole or in part with these conditions, the tax benefits that we expect to receive could be partially or fully canceled. In that event, we could be forced to refund the amount of the benefits we have received, adjusted for inflation and interest. From time to time, the Government of Israel has discussed reducing or eliminating the benefits available under the Approved Enterprise program. Thus, these tax benefits may not be continued in the future at their current levels or at all.

     Additionally, in the event that we increase our activities outside the State of Israel due to, for example, future acquisitions, our increased activities generally will not be eligible for inclusion in Israeli tax benefit programs. Accordingly, our effective corporate tax rate could increase significantly in the future as the revenues generated by the new activities will not qualify for Approved Enterprise treatment.

THE TRANSFER AND USE OF PORTIONS OF OUR TECHNOLOGY ARE LIMITED BECAUSE OF RESEARCH AND DEVELOPMENT GRANTS WE RECEIVED FROM THE ISRAELI GOVERNMENT.

     Our research and development efforts associated with the development of our Precise/SQL software have been partially financed through grants from the Office of the Chief Scientist of the Israeli Ministry of Industry and Commerce. We have developed software through Chief Scientist grants that subject us to royalty payments and restrictions, which could limit or prevent our growth and profitability. The software developed with this funding may not be manufactured, nor may this technology embodied in our software be transferred, outside of Israel without appropriate governmental approvals. These restrictions do not apply to the sale or export from Israel of our software developed with this know-how. These restrictions will continue to apply to us after we pay the full amount of royalties payable in respect of the grants. Further, if the Chief Scientist consents to the manufacture of our software outside Israel, the regulations prescribe the payment of increased royalties, ranging from 120% to 300% of the amount of the Chief Scientist grant, depending on the percentage of foreign manufacture.

PROVISIONS OF ISRAELI LAW MAY DELAY, PREVENT OR MAKE DIFFICULT AN ACQUISITION OF PRECISE, WHICH COULD PREVENT A CHANGE OF CONTROL AND THEREFORE DEPRESS THE PRICE OF OUR SHARES.

     Provisions of Israeli corporate and tax law may have the effect of delaying, preventing or making more difficult a merger or other acquisition of Precise. The new Israeli Companies Law generally requires that a merger must be approved by the holders of a majority of the shares present and voting on the proposed merger, excluding shares held by the potential acquiror, at a shareholders meeting that has been called on at least 21 days' advance notice. Any creditor of a merger party may seek a court order blocking the merger, if there is a reasonable concern that the surviving company will not be able to satisfy all of the obligations of the parties to the merger. Moreover, a merger may not be consummated until at least 70 days have passed from the time that the merger proposal has been filed with the Israeli Registrar of Companies. Other potential means of acquiring a public Israeli company such as Precise might involve significant obstacles, such as a requirement of court approval of the acquisition or business combination under certain circumstances. Israeli tax law treats some acquisitions, particularly stock-for-stock exchanges between an Israeli company and a foreign company, less favorably than United States tax law. Israeli tax law will, for instance, subject a shareholder who is subject to Israeli taxation and who exchanges his or her Precise shares for shares in another corporation to immediate Israeli taxation.

U.S. INVESTORS IN OUR COMPANY COULD SUFFER ADVERSE TAX CONSEQUENCES IF WE ARE CHARACTERIZED AS A PASSIVE FOREIGN INVESTMENT COMPANY.

     If, for any taxable year, our passive income or our assets that produce passive income exceed levels provided by law, we may be characterized as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. This characterization could result in adverse U.S. tax consequences to our shareholders. U.S. shareholders should consult with their own U.S. tax advisors with respect to the U.S. tax consequences of investing in our ordinary shares.

BECAUSE THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS, IT MAY NOT PROVE TO BE ACCURATE

     This prospectus and the documents we incorporate by reference include forward-looking statements. We use words like "anticipates," "believes," "plans," "expects," "future," "intends" and similar expressions to identify these forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties and assumptions about Precise, the market for our products and the competition, including, among other things:

     o our inability to achieve or maintain profitability since we expect to incur significant expenses in the near future to grow our business, particularly our direct sales force and indirect sales channels;
     o  the size, timing and recognition of revenue from major customers;
     o market acceptance of new product offerings and our ability to predict and respond to market developments;
     o  our ability to attract and retain key personnel;
     o  the development and expansion of our direct sales force;
     o our ability to consummate acquisitions and to successfully integrate and operate the acquired businesses;
     o  risks associated with management of growth;
     o political, economic and business fluctuations in Israel and our international markets; and
     o risks of downturns in economic conditions generally, and in the information technology and software industries specifically.

     We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties, and assumptions, the forward-looking events discussed in this prospectus might not occur.


                                 USE OF PROCEEDS


     We will not directly receive any proceeds from the sale by the selling shareholders of the ordinary shares. We will pay all expenses of the registration and sale of the ordinary shares, other than selling commissions and fees and stock transfer taxes. Because 128,564 of the shares will be issued upon the exercise of certain warrants and stock options, we will receive an aggregate of approximately $1,463,000 if the selling shareholders exercise their warrants and stock options. We will use these proceeds for general corporate purposes.

                              SELLING SHAREHOLDERS
     Unless otherwise noted, we issued the ordinary shares offered by this prospectus to the selling shareholders in connection with our acquisition of the outstanding securities of Savant Corporation in a transaction exempt from the registration requirements of the Securities Act. The selling shareholders, including their transferees, pledgees or donees or their successors, may from time to time offer and sell any or all of these ordinary shares. Our registration of the ordinary shares does not necessarily mean that the selling shareholders will sell all or any of the shares.

     The selling shareholders have represented to us that they purchased the ordinary shares for their own account for investment only and not with a view toward selling or distributing them, except through sales registered under the Securities Act or exemptions. We agreed with the selling shareholders to file this registration statement to register the resale of the ordinary shares. We agreed to prepare and file all necessary amendments and supplements to the registration statement to keep it effective until the date on which the ordinary shares offered hereby no longer qualify as "registrable securities" under our registration rights agreement.

     The following table shows information, as of June 22, 2001, with respect to the beneficial ownership of ordinary shares by each of the selling shareholders. The information in the table below with respect to each selling shareholder is based on information provided by or on behalf of that selling shareholder. Except as identified below, none of the selling shareholders has, or within the past three years has had, any position, office or other material relationship with us, except that (1) we have had a strategic relationship with EMC Corporation since March 1999. Revenue from EMC in 2000 represented more than 10% of our total revenues and (2) Messrs. Cohen and Margalit are affiliates of JVP Corporation and were members of our board of directors until March 2001.

     Because the selling shareholders may sell all or some portion of the ordinary shares beneficially owned by them, we cannot estimate the number of ordinary shares that will be beneficially owned by the selling shareholders after this offering. In addition, the selling shareholders may have sold, transferred or otherwise disposed of, or may sell, transfer or otherwise dispose of, at any time or from time to time since the date on which they provided the information, all or a portion of the ordinary shares beneficially owned by them in transactions exempt from the registration requirements of the Securities Act of 1933.

     Beneficial ownership is determined in accordance with Rule 13d-3(d) promulgated by the SEC under the Securities Exchange Act of 1934. Unless otherwise noted, each person or group identified possesses sole voting and investment power with respect to shares, subject to community property laws where applicable. None of the share amounts set forth below represents more than 1% of our outstanding stock as of June 22, 2001, adjusted as required by rules promulgated by the SEC, except that EMC Corporation beneficially owns 1.2% prior to the offering.
                                                ORDINARY SHARES
                                                 OWNED PRIOR TO      ORDINARY
     NAME                                           OFFERING      SHARES OFFERED
     ----                                           --------      --------------
     Avanco International.......................      6,035            6,035
     Janet Ashley (1)...........................        686              686
     Jay Benjamin...............................      8,237            8,237
     Bear, Sterns International Limited (2).....    217,727          217,727

                                                   ORDINARY SHARES     ORDINARY
                                                    OWNED PRIOR TO      SHARES
     NAME                                              OFFERING         OFFERED
     ----                                              --------        ---------
     John Beresniewicz.............................    16,505(11)         2,825
     Kenneth M. Brooks and Anita Wolke Brooks......    13,141            13,141
     Capital Surini Group International, Inc.......     3,826             3,826
     Yuval Cohen (3)...............................     5,000             5,000
     Dirk Craen (4)................................     6,668             6,668
     Kevin M. Cleaver and Sarah M. Cleaver.........     1,618             1,618
     The Columbia Group, LC (5)....................     7,571             7,571
     Robert C. Cook................................     3,264             3,264
     EMC Corporation (6)...........................   312,500           312,500
     Douglas Davidson (7)..........................     5,400             5,400
     Russell Farmer (7)............................     1,358             1,358
     John Fuqua....................................     1,803(11)           850
     Brian Gagliardi...............................     3,017             3,017
     Halbrecht & Co................................     3,292             3,292
     Tomio Hirukawa (4)............................     5,000             5,000
     HNS, LLC......................................     9,876             9,876
     Lars Jeurling.................................     3,264             3,264
     David L. Jordan and Robin A. Jordan...........    13,141            13,141
     JVP Corp (3)..................................     4,325             4,325
     George Krasovec...............................     4,320             4,320
     David N. Kress................................       209(11)           192
     Laura Lucas (8)...............................    19,314            19,314
     Mast Trust, dated June 1, 1998................     1,567             1,567
     Erel Margalit (3).............................     5,000             5,000
     Scott McLoughlin..............................       768               768
     Brian D. McQuade..............................     3,264             3,264
     Michael P. Meehan and Robin Meehan............     5,377             5,377
     Kevin Mitchell................................     3,109(11)         3,017
     Steve Myers...................................       198               198
     Richard J. North..............................     1,183             1,183
     The Gordon V. and Helen C. Smith Foundation...     3,292             3,292
     Charles F. Stuart, Jr.........................     1,618             1,618
     Summit Aviation(9)............................    72,228            72,228
     John R. Teitgen ..............................     6,556             6,556
     Charles Thompson..............................       301               301
     Steve Vandivier...............................     3,017             3,017
     Charles Trent Walter..........................       192               192
     Gary Wright...................................    22,287            22,287
     William Wynn (10).............................    61,487            61,487
                                                      -------           -------
           Total...................................   868,541(11)       853,799
     ------------------------

    (1) Represents 686 shares issuable upon exercise of an outstanding warrant.
    (2) Represents shares acquired in various exempt transactions from former Savant shareholders.
    (3) Represents shares acquired from a partnership distribution and originally issued in a private placement.
    (4) Represents shares acquired upon exercise of a warrant.
    (5) Includes 5,624 shares issuable upon exercise of an outstanding warrant held by The Columbia Group, Inc.
    (6) Represents shares acquired in a private placement in connection with our initial public offering in June 2000.
    (7) Represents shares issuable upon exercise of an outstanding option.
    (8) Includes 17,037 shares issuable upon exercise of an outstanding warrant.
    (9) Includes 41,372 shares issuable upon exercise of an outstanding option.
    (10) Includes 30,480 shares issuable upon exercise of an outstanding option.
    (11) Shares owned prior to offering includes ordinary shares issuable within 60 days of July 22, 2001.


     Information concerning the selling shareholders may change from time to time and any changed information will be set forth in supplements to this prospectus if and when necessary.

                              PLAN OF DISTRIBUTION


     We are registering an aggregate of 853,799 ordinary shares to permit public secondary sales of the shares by the selling shareholders from time to time after the date of this prospectus.


     The ordinary shares may be sold from time to time by the selling shareholders in one or more transactions at fixed prices, at market prices at the time of sale, at varying prices determined at the time of sale or at negotiated prices. As used in this prospectus, "selling shareholders" includes donees, pledgees, transferees and other successors in interest selling shares received from a selling shareholder after the date of this prospectus as a gift, pledge, partnership distribution, distribution to members or shareholders or other non-sale transfer. The selling shareholders may offer their ordinary shares in one or more of the following transactions:

     o on any national securities exchange or quotation service on which the ordinary shares may be listed or quoted at the time of sale;
     o  in the over-the-counter market;
     o in transactions otherwise than on such exchanges or services or in the over-the-counter market;
     o through the writing of options, whether listed on an options exchange or otherwise;
     o  through the settlement of short sales;
     o  by pledge to secure debts and other obligations; or
     o through a combination of any of the above, which may involve crosses or block transactions.

     In connection with the sale of the ordinary shares, the selling shareholders may engage in short sales and may enter into hedging transactions with broker-dealers or other financial institutions which may in turn engage in short sales of the ordinary shares and deliver these securities to close out such short positions, or loan or pledge the ordinary shares to broker-dealers that in turn may sell these securities.

     The aggregate proceeds to the selling shareholders from the sale of the ordinary shares will be the purchase price of the ordinary shares less discounts and commissions, if any. Each of the selling shareholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of ordinary shares to be made directly or through agents.

     Our outstanding ordinary shares are listed for trading on the Nasdaq National Market.

     In order to comply with the securities laws of some states, if applicable, the ordinary shares may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the ordinary shares may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

     The ordinary shares described in this prospectus may be sold from time to time directly by the selling shareholders. Alternatively, the selling shareholders may from time to time offer shares to or through underwriters, broker/dealers or agents. The selling shareholders and any underwriters, broker/dealers or agents that participate in the distribution of the shares may be deemed to be "underwriters" within the meaning of the Securities Act. Any discounts, commissions or profits on the resale of shares and any compensation received by any underwriter, broker/dealer or agent may be deemed to be underwriting discounts and commissions under the Securities Act.

     In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than in connection with this prospectus. The selling shareholders may decide not to sell all of the shares they hold. The selling shareholders may transfer, devise or gift such shares by other means not described in this prospectus.

     To the extent required, the ordinary shares to be sold, the names of the selling shareholders, the respective purchase prices and public offering prices, the names of any agent, dealer or underwriter, and any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement of which this prospectus is a part.

     We have granted registration rights for the benefit of certain of the selling shareholders under applicable federal and state securities laws. The registration rights agreements provide for cross-indemnification of the selling shareholders and Precise and their directors, officers and controlling persons against liabilities in connection with the offer and sale of the ordinary shares, including liabilities under the Securities Act. We will pay all of our expenses and substantially all of the expenses incurred by the selling shareholders because of the offering and sale of the ordinary shares, provided that each selling holder will be responsible for payment of commissions, concessions and discounts of underwriters, broker-dealers or agents.


                                  LEGAL MATTERS

     The validity of the ordinary shares offered under this prospectus will be passed upon for us by Volovelsky, Dinstein, Sneh & Co., Herzliya Pituach, Israel


                                     EXPERTS

     Kost, Forer & Gabbay, a member of Ernst & Young International, independent auditors, have audited our consolidated financial statements at December 31, 2000 and 1999, and for each of the three years in the period ended December 31, 2000, as set forth in their report. We have incorporated our consolidated financial statements by reference into this prospectus in reliance upon Kost, Forer & Gabbay's report, given on their authority as experts in accounting and auditing.


     Ernst & Young LLP, independent auditors, have audited the financial statements of Savant Corporation at June 30, 2000 and 1999 and for the years then ended included in our Current Report on Form 8-K filed December 20, 2000, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in this registration statement. The financial statements of Savant Corporation are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

                       WHERE YOU CAN FIND MORE INFORMATION

     We have filed with the SEC under the Securities Act a registration statement on Form S-3. This prospectus does not contain all of the information contained in the registration statement, certain portions of which have been omitted under the rules of the SEC. We also file annual, quarterly and special reports, proxy statements and other information with the SEC under the Exchange Act. The Exchange Act file number for our SEC filings is 000-30828. You may read and copy the registration statement and any other document we file at the following SEC public reference rooms:

     Judiciary Plaza          500 West Madison Street   7 World Trade Center
     450 Fifth Street, N.W.   14th Floor                Suite 1300
     Rm. 1024                 Chicago, Illinois 60661   New York, New York 10048
     Washington, D.C. 20549

     You may obtain information on the public reference room in Washington, D.C. by calling the SEC at 1-800-SEC-0330. We file information electronically with the SEC and these filings are available from the SEC's Internet site at http://www.sec.gov, which contains reports, proxy and information statements and other information regarding issuers that file electronically. Our ordinary shares are listed on the Nasdaq National Market under the symbol "PRSE." You may read and copy our SEC filings and other information at the offices of Nasdaq Operations, 1735 K Street, N.W., Washington, D.C. 20006.


                           INCORPORATION BY REFERENCE

     The SEC allows us to "incorporate by reference" the documents we file, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information in documents that we file later with the SEC will automatically update and supersede information in this prospectus. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange
Act:


     o Annual Report on Form 10-K for the year ended December 31, 2000, as amended on March 29, 2001.
     o Quarterly Reports on Form 10-Q for the quarterly period ending March 31, 2001 and June 30, 2001.
     o Description of ordinary shares contained in our registration statement on Form F-1 (File No. 333-48878) originally filed on October 30, 2000 and in our registration statement on Form 8-A filed pursuant to the Exchange Act.
     o Financial statements of Savant Corporation included in our Current Report on Form 8-K filed December 20, 2000.


     We will provide a copy of documents we incorporate by reference at no cost to any person who receives this prospectus. To request a copy of any or all of these documents, write or telephone us at: 690 Canton Street, Westwood, Massachusetts 02090, (781) 461-0700, Attention: Joanne Godfrey. You may also request a copy of these documents by sending an e-mail to our investor relations department at ir@precise.com.
                                   ----------
     We furnish shareholders with annual reports that contain audited financial statements.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the various expenses to be incurred in connection with the registration of the securities being registered hereby, all of which will be borne by Precise Software Solutions Ltd. All of the amounts shown are estimated except the SEC registration fee.


     Securities and Exchange Commission registration fee..........   $  4,314
     Transfer agent's fees and expenses...........................      5,000
     Printing and engraving expenses..............................      5,000
     Legal fees and expenses......................................      5,000
     Accounting fees and expenses.................................     13,000
     Miscellaneous expenses.......................................      2,686
                                                                     --------
         Total....................................................   $ 35,000
                                                                     ========

15.  INDEMNIFICATION OF OFFICERS AND DIRECTORS

     The Companies Law provides that an Israeli company cannot exempt an office holder from liability with respect to a breach of his fiduciary responsibilities. However, our articles of association provide that, subject to the provisions of the Companies Law, we may insure the liability, in whole or in part, of any of our office holders with respect to: (a) a breach of the duty of care to us or to another person; (b) a breach of the fiduciary duty to us, provided that the office holder acted in good faith and had reasonable cause to assume that his act would not prejudice our interests, or (c) a financial liability imposed upon him in favor of another person in respect of an act performed by him in his capacity as an office holder of Precise. In addition, we may indemnify an office holder against: (i) a financial liability imposed on him in favor of another person by any judgment, including a compromise judgment or an arbitrator's award approved by a court in respect of an act performed in his capacity as an office holder of Precise, and (ii) reasonable litigation expenses, including attorneys' fees, incurred by such office holder or charged to him by a court in proceedings instituted against him by Precise or on its behalf or by another person, or in a criminal charge from which he was acquitted, all in respect of an act performed in his capacity as an office holder of Precise. Our articles of association state that an office holder, for purposes of the provisions of the articles relating to insurance and indemnification, includes a director, a general manager, the chief executive officer, an executive vice president, a vice president, other managers directly subordinate to the general manager and any person who fills one of the above positions, even if he carries a different title. Furthermore, our articles of association provide that we may also procure insurance or indemnify any person who is not an office holder, including, without limitation, an employee, agent, consultant or contractor of Precise who is not an office holder. We have entered into indemnity agreements with our office holders and have obtained directors' and officers' liability insurance for the benefit of our office holders.

     Our U.S. subsidiary has also entered into indemnification agreements with certain of our key employees. These agreements provide, independent of the indemnification these individuals are entitled to by law and under the provisions of our subsidiary's charter, indemnification for certain acts while employed by the subsidiary. These indemnification agreements contain exclusions, such as limiting indemnification that would be unlawful or that is covered by other liability insurance. Moreover, employees are not indemnified against liability to the extent that the employee gained a personal profit to which he or she is not legally entitled, including proceeds obtained from the illegal trading of our equity securities. These agreements are guaranteed by Precise Software Solutions Ltd. as parent of the U.S. subsidiary, to the extent permitted by Israeli law.

16.  EXHIBITS

EXHIBIT NO.                 DESCRIPTION
-----------                 -----------
2.1(1) Agreement and Plan of Merger, dated as of October 27, 2000, by and among the Registrant, Precise Acquisition Corporation, Savant Corporation and certain stockholders of Savant Corporation, as amended.
3.1(2) Memorandum of Association of Registrant, dated November 14, 1990 (English translation)
3.2(2) Amendment to Memorandum of Association of Registrant, dated April 12, 2000 (English translation)
3.3(2)    Amended and Restated Articles of Association of Registrant
4.1(2)    Specimen of Ordinary Share Certificate
5.1 Opinion of Volovelsky, Dinstein, Sneh & Co. as to the validity of the shares
23.1      Consent of Kost, Forer & Gabbay, a member of Ernst and Young
          International
23.2      Consent of Ernst & Young LLP
23.3      Consent of Volovelsky, Dinstein, Sneh & Co. (contained in Exhibit 5.1)

24.1(3)   Powers of Attorney

--------------

(1) Incorporated by reference to the exhibits to the registrant's registration statement on Form F-1 (File No. 333-48878).
(2) Incorporated by reference to the exhibits to the registrant's registration statement on Form F-1 (File No. 333-11992).

(3)  Previously filed.


17.  UNDERTAKINGS

     (a) The undersigned registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

             (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

             (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price, set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

             PROVIDED, HOWEVER, that paragraphs (i) and (ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to
         Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference into the registration statement.

         (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof; and

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

     (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Boston, State of Massachusetts, on the 14th day of August, 2001.


                                               PRECISE SOFTWARE SOLUTIONS LTD.


                                               By: /s/ J. Benjamin H. Nye
                                                   -------------------------
                                                   J. Benjamin H. Nye
                                                   Chief Financial Officer



    Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the date indicated. Each person whose signature appears below in so signing also makes, constitutes and appoints Shimon Alon and Benjamin Nye, and each of them acting alone, his or her true and lawful attorney-in-fact, with full power of substitution, for him or her in any and all capacities, to execute and cause to be filed with the Securities and Exchange Commission any and all amendments and post-effective amendments to this Registration Statement, with exhibits thereto and other documents in connection therewith, and hereby ratifies and confirms all that said attorney-in-fact or his substitute or substitutes may do or cause to be done by virtue hereof.


NAME                           TITLE                                    DATE
----                           -----                                    ----

         *                     Chief Executive Officer and Director     August 14, 2001
-----------------------        (Principal Executive Officer)
Shimon Alon


/s/ J. Benjamin H. Nye         Chief Financial Officer                  August 14, 2001
-----------------------        (Financial Officer)
J. Benjamin H. Nye


         *                     International Controller                 August 14, 2001
-----------------------        (Accounting Officer)
Dror Elkayam


         *                     Director and Chairman of                 August 14, 2001
-----------------------        the Board of Directors
Ron Zuckerman


         *                     Director                                 August 14, 2001
-----------------------
Robert J. Dolan

                                      II-4



         *                     Director                                 August 14, 2001
-----------------------
Mary A. Palermo


         *                     Director                                 August 14, 2001
-----------------------
Yoseph Sela


         *                     Director                                 August 14, 2001
-----------------------
Anton Simunovic


         *                     Director                                 August 14, 2001
-----------------------
Gary L. Fuhrman


* By: /s/ J. Benjamin H. Nye
      --------------------------
      J. Benjamin H. Nye
      Attorney-in-Fact


EXHIBIT INDEX



EXHIBIT NO.        DESCRIPTION
-----------        -----------
2.1(1) Agreement and Plan of Merger, dated as of October 27, 2000, by and among the Registrant, Precise Acquisition Corporation, Savant Corporation and certain stockholders of Savant Corporation, as amended.

3.1(2) Memorandum of Association of Registrant, dated November 14, 1990 (English translation)

3.2(2) Amendment to Memorandum of Association of Registrant, dated April 12, 2000 (English translation)

3.3(2)    Amended and Restated Articles of Association of Registrant

4.1(2)    Specimen of Ordinary Share Certificate

5.1 Opinion of Volovelsky, Dinstein, Sneh & Co. as to the validity of the shares

23.1      Consent of Kost, Forer & Gabbay, a member of Ernst and Young
          International

23.2      Consent of Ernst & Young LLP

23.3      Consent of Volovelsky, Dinstein, Sneh & Co. (contained in Exhibit 5.1)


24.1(3)   Powers of Attorney


--------------
(1) Incorporated by reference to the exhibits to the registrant's registration statement on Form F-1 (File No. 333-48878).

(2) Incorporated by reference to the exhibits to the registrant's registration statement on Form F-1 (File No. 333-11992).


(3)  Previously filed.








                                      II-6